Filed pursuant to Rule 433
Registration No. 333-233090

Issuer Free Writing Prospectus dated December 3, 2020

Relating to Preliminary Prospectus Supplement dated December 3, 2020

Pricing Term Sheet

Issuer:	Juniper Networks, Inc.
Expected Ratings (Moody’s/S&P)*:	Baa2 / BBB
Distribution Method:	SEC Registered
Trade Date:	December 3, 2020
Settlement Date**:	T+5, December 10, 2020

1.200% Senior Notes due 2025

Principal Amount:	$400,000,000
Maturity Date:	December 10, 2025
Coupon:	1.200%
Public Offering Price:	99.976% of the principal amount
Net Proceeds (after deducting the underwriting discount but before expenses):	$397,504,000
Yield to Maturity:	1.205%
Spread to Benchmark Treasury:	+80 basis points
Benchmark Treasury:	0.375% due November 30, 2025
Benchmark Treasury Price and Yield:	99-27 ¼ / 0.405%
Interest Payment Dates:	June 10 and December 10, beginning June 10, 2021
Optional Redemption Provisions:
Make-Whole Call:	At any time prior to November 10, 2025, at a discount rate of Treasury plus 15 basis points
Par Call:	On or after November 10, 2025
Denominations:	$2,000 and integral multiples of $1,000 above that amount
Day Count:	30/360
CUSIP/ISIN:	48203R AN4/US48203RAN44
2.000% Senior Notes due 2030

Principal Amount:	$400,000,000
Maturity Date:	December 10, 2030
Coupon:	2.000%

Public Offering Price:	99.811% of the principal amount
Net Proceeds (after deducting the underwriting discount but before expenses):	$396,644,000
Yield to Maturity:	2.021%
Spread to Benchmark Treasury:	+110 basis points
Benchmark Treasury:	0.875% due November 15, 2030
Benchmark Treasury Price and Yield:	99-18 / 0.921%
Interest Payment Dates:	June 10 and December 10, beginning June 10, 2021
Optional Redemption Provisions:
Make-Whole Call:	At any time prior to September 10, 2030, at a discount rate of Treasury plus 20 basis points
Par Call:	On or after September 10, 2030
Denominations:	$2,000 and integral multiples of $1,000 above that amount
Day Count:	30/360
CUSIP/ISIN:	48203R AP9/US48203RAP91
Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC BofA Securities, Inc. Citigroup Global Markets Inc.
Co-managers:	Credit Suisse Securities (USA) Inc. HSBC Securities (USA) Inc. Mizuho Securities USA LLC

* A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

The issuer has filed an automatic registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by (i) Barclays Capital Inc. at (888) 603-5847 (toll-free), (ii) J.P. Morgan Securities LLC at (212) 834-4533 or (iii) Wells Fargo Securities, LLC at (800) 645-3751 (toll-free).

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.